DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

02057033

NO ACT
P.E 7-10-02
1-04129

September 4, 2002

Eric A. Koontz
Troutman Sanders LLP
Bank of America Plaza
600 Peachtree Street, N.E.
Suite 5200
Atlanta, GA 30308-2216

Act 1934
Section 14A-8
Rule
Public Availability 9/4/2002

Re: Zale Corporation
Incoming letter dated July 10, 2002

Dear Mr. Koontz:

This is in response to your letter dated July 10, 2002 concerning the shareholder proposal submitted to Zale by the Sheet Metal Workers' National Pension Fund. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

Enclosures

PROCESSED
SEP 1 3 2002
THOMSON
FINANCIAL

cc: Matthew Hernandez
Corporate Governance Advisor
Sheet Metal Workers' National Pension Fund
Edward F. Carlough Plaza
601 North Fairfax Street
Suite 500
Alexandria, VA 22314-2075

TROUTMAN SANDERS LLP
ATTORNEYS AT LAW
A LIMITED LIABILITY PARTNERSHIP

BANK OF AMERICA PLAZA
600 PEACHTREE STREET, N.E. - SUITE 5200
ATLANTA, GEORGIA 30308-2216
www.troutmansanders.com
TELEPHONE: 404-885-3000
FACSIMILE: 404-885-3900

Eric A. Koontz
eric.koontz@troutmansanders.com

Direct Dial: 404-885-3309
Direct Fax: 404-962-6791

July 10, 2002

VIA FEDERAL EXPRESS

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Stockholder Proposal submitted by the Sheet Metal Workers National Pension Fund

Ladies and Gentlemen:

This letter is to advise you that it is the intention of Zale Corporation (the "Company") to omit from its proxy statement and form of proxy for the Company's 2002 Annual Meeting of Stockholders (collectively, the "2002 Proxy Materials") a stockholder proposal and statement in support thereof (the "Proposal") received from the Sheet Metal Workers National Pension Fund (the "Proponent"). In the Proposal, a copy of which is attached hereto as Appendix A, the Proponent requests that the Company forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement.

The Company hereby requests confirmation that the Staff of the Division of Corporate Finance (the "Staff") will not recommend enforcement action if the Company omits the Proposal from the 2002 Proxy Materials. The Company believes that the Proposal may be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(7) because it addresses matters that relate to the Company's ordinary business operations. The Company also believes the Proposal may be excluded pursuant to Rule 14a-8(i)(10) because it has been substantially implemented. The Company's bases for omission under Rules 14a-8(i)(7) and 14a-8(i)(10) are described below.

DISCUSSION

1. The Proposal may be excluded under Rule 14a-8(i)(7).

Rule 14a-8(i)(7) allows a registrant to omit any stockholder proposal from its proxy materials that "deals with a matter relating to the registrant's ordinary business operations." The Company believes that the Proposal deals with matters relating to the Company's ordinary business operations because (i) the Proposal relates to the Company's choice of accounting methods under generally accepted accounting principles, and (ii) the Proposal addresses general compensation issues.

A. *The Proposal Relates to the Company's Choice of Accounting Methods.*

As noted above, the Proponent has requested that the Company forego any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement. As explained below, the determination of whether the annual costs of a registrant's stock option grants are reflected directly on a registrant's income statement, or instead in an accompanying footnote, depends upon the registrant's choice of two alternative accounting methods under Statement of Financial Accounting Standards No. 123 ("SFAS 123") and Accounting Principles Bulletin Opinion No. 25 ("APB Opinion 25").

Under SFAS 123, a registrant may account for its stock-based compensation plans by applying either the "fair value-based method" included in SFAS 123 or the "intrinsic value-based method" of APB Opinion 25. Along with the substantial majority of all other public companies, the Company accounts for its stock-based compensation plans[1] under the intrinsic value-based method. Under the intrinsic value-based method, the compensation expense for an option is the amount by which the market price of the underlying stock at the measurement date (typically the grant date) exceeds the exercise price of the option. Under each of the Company Plans, the exercise price of a stock option is set at the market price of the Company's common stock on the grant date. Therefore, in general, the Company does not record an expense on its income statement for stock options.

[1] The Company's compensation plans under which it awards stock options include (i) the stockholder approved Omnibus Stock Incentive Plan (the "Omnibus Plan") and (ii) the stockholder approved Outside Directors' Stock Option Plan (the "Directors' Plan" and, together with the Omnibus Plan, the "Company Plans").

Under the alternative fair value-based method of accounting for stock-based compensation, compensation cost is measured at the grant date of an option, based on the fair value of the award as computed under an option pricing model, and is recognized as an expense on the income statement. This is the method of accounting for stock-based compensation that is advocated by the Proponent.[2] Accordingly, only if the Company were to reverse its choice of accounting methods by adopting the alternative fair value-based method under SFAS 123 would an expense for its executive stock options be reflected directly on its income statement.

The Staff has repeatedly taken the position that a registrant's choice of accounting methods under generally accepted accounting principles falls within the ordinary business of the registrant and that stockholder proposals relating to a registrant's choice of accounting methods are excludable under Rule 14a-8(i)(7). *See BellSouth Corporation* (January 22, 2001) (proposal that the registrant stop transferring assets from the pension fund to operating income excludable as relating to choice of accounting methods); *Conseco, Inc.* (April 18, 2000) (proposal that a committee of the board of directors develop policies to ensure accounting methods adequately reflect risks of subprime lending excludable as relating to accounting methods); *The Boeing Company* (March 6, 2000) (proposal that the board of directors take steps relating to disclosures of pension fund assets in earnings statements excludable as relating to choice of accounting methods); *The Travelers Group Inc.* (Feb. 5, 1998), (proposal that the registrant adopt the proposed Financial Accounting Standards Board rules for accounting for derivatives excludable as relating to accounting methods). More particularly, the Staff has permitted the exclusion of proposals relating to a registrant's choice of accounting methods for stock-based compensation under SFAS 123. *See Intel Corporation* (February 27, 2001); *The Hartford Financial Services Group, Inc.* (December 22, 2000); *Pfiizer, Inc.* (December 13, 2000); *Applied Materials* (December 13, 2000) (each proposal requested that the registrant record the annual cost of stock options on its income statement and provide additional balance sheet disclosures and was excludable as relating to the registrant's choice of accounting methods); *AT&T Corp.* (January 5, 2001) (proposal that the registrant change its accounting treatment for stock options excludable as relating to choice of accounting methods); *General Electric Company* (January 25, 1997) (proposal that the registrant adopt the fair value-based method under SFAS 123 excludable as ordinary business).

---

[2] Under paragraph 45 of SFAS 123, a registrant must include certain information in its financial statements regardless of which method it uses to account for stock-based compensation. Since the Company uses the intrinsic value-based method of accounting, paragraph 45 requires the Company to provide in the notes to its financial statements its pro forma net income and the pro forma net income per share as if the fair value-based method had been used. Accordingly, information on the fair value of stock options granted by the Company is presented to readers of the Company's financial statements.

We believe that the Proposal is nothing more than a thinly veiled attempt by the Proponent to present a proposal that is, in essence, the same as previously excluded proposals relating to accounting for stock-based compensation. Just like the excluded proposals in *Intel, The Hartford Financial Services Group, Pfizer, Applied Materials, AT&T* and *General Electric*, implementation of the Proposal would require the Company to change its accounting methods under SFAS 123, unless the Company were to eliminate altogether its use of executive stock options. The Proponent's supporting statement makes it clear that the Proponent is not advocating that the Company eliminate entirely its use of executive stock options. For example, the Proponent begins its supporting statement by describing the benefits of stock options, declaring:

> Stock options are an important component of our Company's overall executive compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on the creation of long-term corporate value.

Where the Proponent's supporting statement is critical of stock option grants, this criticism is directed at the "excessive" use of stock options, rather than the use of executive stock options altogether. Accordingly, it seems clear that the Proponent anticipates that the Company's implementation of the Proposal would involve a change in accounting methods, not an elimination of executive stock options altogether.

Additional statements within the Proponent's supporting statement further demonstrate that the Proposal is being used primarily to address the Proponent's concerns regarding the Company's choice of accounting methods and its resultant financial reporting under generally accepted accounting principles. For example, the Proponent concludes its supporting statement with the following:

> We urge your support of this important reform designed to improve corporate financial reporting.

We believe that it is important to note that the Proposal is not a mere request that the Company consider the cost of executive stock options under the fair value-based method when determining the level of executive stock options to be awarded (to avoid the "excessive" use of stock options); the Proposal goes further, requiring that the results of the fair value-based method be reflected directly on the Company's income statement. Consequently, the Proposal is a direct attempt to dictate the Company's application of accounting methods under generally accepted accounting principles in the Company's financial reports, a subject long viewed by the Staff as being within the ordinary business of a registrant and, excludable under Rule 14a-8(i)(7).

B. *The Proposal Relates to General Employee Compensation Matters.*

For the reasons set forth above, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(7) as relating to the Company's choice of accounting methods. However, even if the Staff were to view the Proposal as relating to the Company's compensation policies, rather than choice of accounting methods, the Proposal would remain excludable under Rule 14a-8(i)(7). The Staff has repeatedly taken the position that proposals relating to "general employee compensation matters" fall within the ordinary business of a registrant and are excludable under Rule 14a-8(i)(7). *See Nortel Networks Corporation* (February 28, 2002) (proposal to amend the registrant's stock option plan to allow terminated employees to retain stock options excludable as relating to general compensation matters); *Lucent Technologies Inc.* (November 6, 2001) (proposal to decrease the remuneration of all directors and officers excludable as relating to general compensation matters); *AT&T Corp.* (February 28, 2000) (proposal recommending that the board of directors modify its stock option program so that future options are granted at the market price excludable as relating to general compensation matters). The Staff has distinguished between proposals relating to senior executive compensation, which are not excludable under Rule 14a-8(i)(7), and proposals relating to a broader group of employees, which are excludable as relating to general compensation matters. *See Minnesota Mining and Manufacturing Company* (March 4, 1999) (proposal that the registrant limit the yearly compensation increase of the "top 40 executives" excludable under Rule 14a-8(i)(7)).

While the Proponent has attempted to craft the Proposal as relating to senior executive compensation, by referring to "executive stock options" and "executive compensation," the application of the SFAS 123 cannot be so limited. Under paragraph 52 of SFAS 123, attached as Appendix B to this letter, a registrant is not permitted to treat the options granted to senior executives any differently than the options granted to its other employees.[3] Accordingly, under SFAS 123, the Company cannot choose to adopt the fair value-based method of accounting solely for executive stock options. Rather, the Company would be required to apply this method to all stock-based compensation. Consequently, in determining whether to adopt the fair value-based method of accounting for executive stock options (or the alternative of foregoing the use of executive stock options), the Company would be forced to consider the impact of the fair value-

[3] Under paragraph 52 of SFAS 123, if a registrant adopts the fair value-based method this method must be applied to all future stock option grants. Accordingly, the Company could not choose to apply the fair value-based-method solely to executive stock options.

based method on its entire stock-based compensation system. Under the Omnibus Plan, stock options are awarded to over 100 employees of the Company. Accordingly, the Company's analysis would extend well beyond a review of senior executive compensation matters and into an analysis of general compensation matters. Therefore, the Company believes that the Proposal is once again properly excludable under Rule 14a-8(i)(7).

2. The Proposal may be excluded under Rule 14a-8(i)(10).

In the alternative, the Company believes that the Proposal is properly excludable under Rule 14a-8(i)(10). Under Rule 14a-8(i)(10), a registrant may exclude a proposal if the registrant has substantially implemented the proposal. The Staff has previously indicated that a proposal need not be implemented precisely as presented in order to be omitted. Instead, the Staff's standard of review under Rule 14a-8(i)(10) is whether "a company's particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991).

The Proponent seeks inclusion of the cost of stock options as an expense on the Company's income statement. The Proponent goes on to opine that the failure to include this expense directly on the Company's income statement can misrepresent corporate profits and can result in a no-cost executive compensation mentality that can promote the excessive use of stock options. However, the Proponent's concerns could only be true if the Company did not present to stockholders and the investment community at large a calculation of earnings and earnings per share that included an estimated cost of stock-based compensation. In contrast, the Company presents this information to its stockholders and the investment community. As described in footnote 2 above, the Company already complies with the SFAS 123 requirement that registrants using the intrinsic value-based method provide pro forma footnote disclosure of net income and earnings per share as if the fair value-based method had been used. Accordingly, the Company disclosed on page F-22 of its most recent Annual Report on Form 10-K the following information: (i) the Company's pro forma earnings and earnings per share as if the fair value-based method had been applied, and (ii) the Company's basis for computing the fair value of stock options under the Black-Scholes option pricing model, including the weighted-average assumptions used. Copies of pages F-21, which includes a brief summary of the Company Plans, and F-22 of the Company's most recent Annual Report on Form 10-K are attached as Appendix C to this letter.

The Company believes that these footnote disclosures provide the information the Proponent is seeking through the Proposal (earnings and earnings per share under the fair value-based method of accounting for stock-based compensation), in a manner that is consistent with generally accepted accounting principles. Since the Proponent seeks no information that is not already available, the Company believes that its existing practices compare favorably with the guidelines of the Proposal. Accordingly, the Company believes that the Proposal has been substantially implemented and is properly excludable under Rule 14a-8(i)(10).

CONCLUSION

Based on the foregoing representations, the Company hereby requests that the Staff confirm that it will not recommend any enforcement action if the Proposal is excluded from the 2002 Proxy Materials. Should you disagree with the conclusions set forth herein, I would appreciate the opportunity to confer with you prior to the issuance of the Staff's response. Moreover, the Company reserves the right to submit to the Staff additional bases upon which the Proposal may be properly excluded from the 2002 Proxy Materials.

Pursuant to Rule 14a-8(j), enclosed are six (6) copies of this letter, together with attachments, including a copy of the Proposal. In addition, a copy of this letter is being mailed on this date to the Proponent to notify the Proponent of the Company's intention to omit the Proposal from the 2002 Proxy Materials and the Company's reasons for such exclusion. The Company expects to file its definitive 2002 Proxy Materials with the Securities and Exchange Commission (the "Commission") on or about September 30, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being filed with the Commission no later than 80 calendar days before the Company files its definitive copy of the 2002 Proxy Materials with the Commission.

Please acknowledge receipt of this letter by stamping the accompanying acknowledgment copy and returning it to me in the self-addressed postage pre-paid envelope provided. Please call me at (404) 885-3309 or Brink Dickerson at (404) 885-3822 if you require additional information or wish to discuss this submission further.

Thank you for your consideration.

Respectfully Submitted,

Eric A. Koontz

Enclosures
cc: Alan P. Shor, Zale Corporation
Sue E. Gove, Zale Corporation
Mark R. Lenz, Zale Corporation
W. Brinkley Dickerson, Jr., Troutman Sanders LLP
Matthew B. Hernandez, Sheet Metal Workers' National Pension Fund
Craig Rosenberg, Taft-Hartley Shareholder Services, Inc.

APPENDIX A

(Text of the Stockholder Proposal and Supporting Statement)

Stock Option Expensing Proposal

Resolved, that the shareholder of Zale Corporation ("Company") hereby request that the Company forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement.

Statement of Support: Stock options are an important component of our Company's overall executive compensation program. The grant of stock options is designed to provide positive incentives for executives to focus on the creation of long-term corporate value. The increasing use of stock options at a time of growing investor skepticism of the accuracy and transparency of corporate financial reporting has prompted an intense public debate on the appropriate accounting treatment for stock options. Current accounting rules give companies the choice of reporting stock option expenses annually in the company income statement or as a footnote in the annual report (See: Financial Accounting Standards Board Statement 123). Nearly all companies, including our Company, opt to report the calculated cost of company stock options as a footnote in the corporate annual report. Thus, the option costs are not included in the determination of the companies' operating income. We believe that including the estimated costs of stock option grants in company income statements would more accurately reflect a company's operational earnings.

A Standard & Poor's ("S&P") recent report entitled "Measures of Corporate Earnings" (Revised May 14, 2002) sets out a new formula for more accurately calculating the after-tax earnings generated from a corporation's principal business or businesses. S&P's call for a more accurate "core earnings" calculation of corporate operational earnings was prompted in large measure by investor concerns about the transparency, accuracy and reliability of corporate financial reporting. One of the key reporting items that the S&P's report examined was the accounting treatment of stock option grants. The compelling logic advanced by S&P's for including stock option costs in earnings statements is that these stock grants are components of executive compensation plans, and like other compensation components, such as salaries, cash bonuses and other employee benefits, should be included as expenses in the calculation of operational earnings. S&P's research indicates that the expensing of option grant costs would have lowered operational earnings at companies by as much as 10% in 2000.

We believe the failure to treat stock option grant costs as expenses on corporate income statements can misrepresent the level of profits at a company. We believe that the failure to expense executive stock option costs can result in a "no-cost" executive compensation mentality that can promote the excessive use of stock options.

We believe that expensing of stock option costs would help promote more modest and appropriate use of stock options in executive compensation plans. Like S&P and many other investors, we believe that investors are entitled to and need an accurate picture of company operational earnings and the true cost of executive compensation programs. We urge your support of this important reform designed to improve corporate financial reporting.

APPENDIX B

(Paragraph 52 of SFAS 123)

forfeited, unless doing so would be antidilutive. If vesting is contingent upon factors other than continued service, such as the level of future earnings, the shares or options shall be treated as contingent issuable shares in accordance with paragraphs 30-35 of Statement 128. If stock options or other equity instruments are granted during a period, the shares issuable shall be weighted to reflect the portion of the period during which the equity instruments were outstanding. *(Amended 2/97 by FASB Statement No. 128, Earnings per Share.)*

50. In applying the treasury stock method of Statement 128, the assumed proceeds shall be the sum of (a) the amount, if any, the employee must pay, (b) the amount of compensation cost attributed to future services and not yet recognized, and (c) the amount of tax benefits, if any, that would be credited to additional paid-in capital. Statement 128 provides detailed examples of the treatment of stock compensation plans accounted for under Opinion 25 in earnings per share computations. Although the related cost and tax amounts will differ if the fair value based accounting method in this Statement is applied, the principles in Statement 128 remain applicable. *(Amended 2/97 by FASB Statement No. 128, Earnings per Share.)*

Effective Date and Transition

51. The requirement in paragraph 8 of this Statement shall be effective for transactions entered into after December 15, 1995.

52. The recognition provisions of this Statement may be adopted upon issuance. Regardless of when an entity initially adopts those provisions, they shall be applied to all awards granted after the beginning of the fiscal year in which the recognition provisions are first applied. The recognition provisions shall not be applied to awards granted in fiscal years before the year of initial adoption except to the extent that prior years' awards are modified or settled in cash after the beginning of the fiscal year in which the entity adopts the recognition provisions. Accounting for modifications and settlements of awards initially accounted for in accordance with Opinion 25 is discussed and illustrated in Appendix B.

53. The disclosure requirements of this Statement shall be effective for financial statements for fiscal years beginning after December 15, 1995, or for the fiscal year for which this Statement is initially adopted for recognizing compensation cost, whichever comes first. The disclosure requirements need not be applied in an interim report unless a complete set of financial statements is presented for that period. Pro forma disclosures required by paragraph 45 of this Statement shall include the effects of all awards granted in fiscal years that begin after December 15, 1994. Pro forma disclosures for awards granted in the first fiscal year beginning after December 15, 1994 need not be included in financial statements for that fiscal year but shall be presented subsequently whenever financial statements for that fiscal year are presented for comparative purposes with financial statements for a later fiscal year.

54. During the initial phase-in period, the effects of applying this Statement for either recognizing compensation cost or providing pro forma disclosures are not likely to be representative of the effects on reported net income for future years, for example, because options vest over several years and additional awards generally are made each year. If that situation exists, the entity shall include a statement to that effect. The entity also may wish to provide supplemental disclosure of the effect of applying the fair value based accounting method to all awards made in fiscal years beginning before the date of initial adoption that were not vested at that date.

The provisions of this Statement need not be applied to immaterial items.

This Statement was adopted by the affirmative votes of five members of the Financial Accounting Standards Board. Messrs. Foster and Leisenring dissented.

APPENDIX C

(Pages F-21 and F-21 of the Form 10-K for July 31, 2001)

In June 1999, the Company completed a $50 million repurchase program, which was authorized during August 1998. Under this program, the Company repurchase 1.7 million shares in fiscal 1999.

During September 1999, the Board of Directors approved a stock repurchase program pursuant to which the Company, from time to time and at management's discretion, may purchase through fiscal year 2000, up to an aggregate of $50 million of common stock on the open market. Under this program, the Company repurchased 1.3 million shares at an aggregate cost of $50 million.

On July 18, 2000, the Company announced a stock repurchase program pursuant to which the Company, from time to time at the discretion of management and the Board of Directors and in accordance with the Company's usual policies and applicable securities laws, may purchase up to an aggregate of $50 million of Zale Corporation common stock on the open market through July 31, 2001. The Company repurchased 1.3 million shares at an aggregate cost of $38.7 million in fiscal 2001.

On August 7, 2001, the Company announced that its Board of Directors has approved a stock repurchase program pursuant to which the Company, from time to time and at management's discretion, may purchase throughout the fiscal year, up to an aggregate of $50 million of common stock on the open market.

Incentive Stock Plan. As of July 31, 2001, the Company had two stock incentive plans. On July 30, 1993, the Company adopted an incentive stock option plan (the "Incentive Stock Plan") to enable the Company to attract, retain and motivate officers and key employees by providing for proprietary interest of such individuals in the Company. Stock awards to purchase an aggregate of 8,405,000 shares of common stock may be granted under the Incentive Stock Plan to eligible employees. The Incentive Stock Plan allows for the granting of restricted stock, stock options, stock bonuses and stock appreciation rights subject to the provisions of the Incentive Stock Plan. Restricted Stock granted under the Incentive Stock Plan usually vests ratably over a four to five year vesting period and are non-transferable prior to vesting. Options granted under the Incentive Stock Plan (i) must be granted at an exercise price not less than the fair market value of the shares of common stock into which such options are exercisable, (ii) vest ratably over a four-year vesting period and (iii) expire ten years from the date of grant. The 1995 Outside Director Stock Option Plan, (the "Director Plan") authorizes the Company to grant common stock to non-employee directors at fair market value of the Company common stock on the date of grant. The options vest over a four year period and expire ten years from the date of grant. The maximum number of shares which may be granted under the Director Plan is 300,000 shares.

During February 1999, 180,692 shares of restricted Common Stock were granted to certain key employees valued at $5.7 million as of the grant date. These shares will vest ratably on each of the anniversaries ranging from two to four years from the date of grant and are subject to restrictions on their sale or transfer. During July 2001, 250,000 shares of restricted common stock was granted to a key employee, valued at $7.9 million as of the grant date, and these shares will vest ratably over five years. In fiscal year 2001, 25,962 restricted shares were cancelled and returned to treasury stock due to the resignation of an executive. The total cost of restricted stock is amortized to income as compensation expense ratably over the vesting period and amounted to $0.7 million, $3.2 million, and $0.7 million for the twelve month periods ended July 31, 2001, 2000, and 1999 respectively. Compensation expense is included in selling, general and administrative expense in the accompanying Consolidated Statements of Operations.

Stock option transactions are summarized as follows:

	Shares			Grant Price			Weighted Average Exercise Price		
	Fiscal 2001	Fiscal 2000	Fiscal 1999	Fiscal 2001	Fiscal 2000	Fiscal 1999	Fiscal 2001	Fiscal 2000	Fiscal 1999
Outstanding, beginning of year	3,241,313	2,912,157	3,365,757	$8.68-45.56	$8.68-43.50	$8.68-33.44	$34.70	$30.01	$22.65
Granted	1,066,650	816,500	643,500	28.22-40.13	33.91-45.56	23.88-43.50	31.82	42.97	42.17
Exercised	(485,156)	(422,669)	(1,018,775)	9.00-33.44	9.00-33.44	8.68-33.44	25.44	18.90	14.00
Canceled	(575,025)	(64,675)	(78,325)	9.74-43.72	9.74-43.50	9.74-33.44	40.54	31.17	20.22
Outstanding, end of year	3,247,782	3,241,313	2,912,157	$8.68-45.56	$8.68-45.56	$8.68-43.50	$34.10	$34.70	$30.01

The following table summarizes information about stock options outstanding at July 31, 2001.

			Options Outstanding			Options Exercisable	
Range of Exercise Prices			Number Outstanding	Weighted Average Remaining Life (Years)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
$ 4.56	X	$ 9.11	2,000	3	$ 9.00	2,000	$ 9.00
9.11	X	13.67	42,750	3	10.49	42,750	10.49
13.67	X	18.23	103,157	5	16.85	103,157	16.85
18.23	X	22.78	169,375	6	21.62	169,375	21.62
22.78	X	27.34	43,350	7	26.04	24,600	26.00
27.34	X	31.89	962,400	10	31.48	16,000	28.63
31.89	X	36.45	989,625	7	33.46	763,625	33.43
36.45	X	41.01	10,500	9	38.69	3,000	38.73
$41.01	X	$45.56	924,625	9	43.21	325,875	43.30
			3,247,782	8	$ 34.10	1,450,382	$ 32.21

As of July 31, 2001, 2000 and 1999, 1,450,382, 1,315,021, and 918,448, of options outstanding were exercisable at a weighted average exercise price of $32.21, $28.69, and $23.45, respectively.

The Company accounts for the Stock Option Plan under Accounting Principles Bulletin Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for this plan been determined pursuant to the provisions of SFAS No. 123, "Accounting for Stock–Based Compensation," the Company's pro-forma net earnings for fiscal years 2001, 2000 and 1999 would have been (amounts in thousands) $74,244, $106,643, and $77,149 respectively, resulting in diluted earnings per share of $2.14, $2.97 and $2.10, respectively. The fair value of each option grant is estimated on the date of grant using the Black Scholes option pricing model with the following weighted-average assumptions used for options granted in fiscal years 2001, 2000, and 1999 respectively: risk-free interest rate of 4.9 percent, 6.3 percent, and 5.3 percent, expected dividend yield of zero, expected lives of five years, and expected volatility of 38.9 percent, 36.0 percent, and 34.0 percent. The weighted average fair value of options granted for fiscal years 2001, 2000 and 1999 is $13.37, $18.60 and $17.34, respectively.

Because the SFAS No. 123 method of accounting has not been applied to options granted prior to August 1, 1996, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

Earnings Per Common Share

Basic earnings per share is computed by dividing income available to common stockholders by the weighted average number of common shares outstanding for the reporting period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. Outstanding stock options and warrants issued by the Company represent the only dilutive effect reflected in diluted weighted average shares. For the years ended July 31, 2001, 2000 and 1999, there were antidilutive common stock equivalents of 1,846,613, 1,386,500, and 593,000, respectively.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

September 4, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Zale Corporation
Incoming letter dated July 10, 2002

The proposal requests that Zale "forego the use of any form of executive compensation, including executive stock options, unless the cost of such compensation is reflected as an expense on the Company's annual income statement."

There appears to be some basis for your view that Zale may exclude the proposal under rule 14a-8(i)(7) as relating to ordinary business matters, (i.e., choice of accounting methods). Accordingly, we will not recommend enforcement action to the Commission if Zale omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Zale relies.

Sincerely,

Keir Devon Gumbs
Special Counsel